As filed with the Securities and Exchange Commission on August 12, 2026	Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR
AMERICAN DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS
________
Infosys Limited
(Exact name of issuer of deposited securities as specified in its charter)
________
Not Applicable
(Translation of issuer’s name into English)
________
Republic of India
(Jurisdiction of incorporation or organization of issuer)
______________________
Deutsche Bank Trust Company Americas
(Exact name of depositary as specified in its charter)
1 Columbus Circle
New York, New York 10019
+1 (212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)
________
Data Management Corporation
570 Lexington Avenue, Suite 2405
New York, New York 10022
+1 (212) 319-4800
(Address, including zip code, and telephone number, including area code, of agent for service)
______________________
Copies to:
Melissa Butler, Esq. Karen Katri, Esq. White & Case LLP 5 Old Broad Street London EC2N 1DW United Kingdom +1 305 925 4788

______________________
It is proposed that this filing become effective under Rule 466:	☒ immediately upon filing. ☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐
______________________
CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit(1)	Proposed maximum aggregate offering price(2)	Amount of registration fee
American Depositary Shares, each American Depositary Share representing one equity share of Infosys Limited	250,000,000 American Depositary Shares	$0.05	$12,500,000	$1,726.25
1	For the purpose of this table only the term “unit” is defined as one American Depositary Share.
2
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

This registration statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS
The prospectus consists of the proposed form of American Depositary Receipt (“Receipt”) included as Exhibit (a)(2) to the registration statement on Form F-6 (File No. 333-227002) previously filed by the registrant and is incorporated herein by reference.
Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Required Information			Location in Form of Receipt Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt - introductory paragraph

2.	Title of Receipts and identity of deposited securities		Face of Receipt - top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADS”)	Face of Receipt - upper right corner

	(ii)	The procedure for voting the deposited securities	Articles 15 and 16

	(iii)	The procedure for collecting and distributing dividends	Articles 4, 12, 13, 15 and 18

	(iv)	The procedures for transmitting notices, reports and proxy soliciting material	Articles 11, 15, 16 and 18

	(v)	The sale or exercise of rights	Article 13

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles 3, 12 and 17

	(vii)	Amendment, extension or termination of the deposit arrangements	Articles 20 and 21 (no provision for extension)

	(viii)	The rights of holders of Receipts to inspect the books of the depositary and the list of holders of Receipts	Article 11

	(ix)	Restrictions upon the right to transfer or withdraw the underlying securities	Articles 2, 4 and 6

	(x)	Limitation on the depositary’s liability	Articles 13, 18 and 21

3.	Fees and charges that a holder of Receipts may have to pay, either directly or indirectly		Articles 7, 8, 12 and 14

4.	Fees and other direct and indirect payments made by the depositary to the foreign issuer of the deposited securities		Article 7

Item 2.	AVAILABLE INFORMATION

Infosys Limited (the “Company”) is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and furnishes certain reports to, the United States Securities and Exchange Commission (the “Commission”). These reports can be retrieved from the Commission’s internet website (www.sec.gov) and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 3.	EXHIBITS

(a)(1)
Form of Second Amended and Restated Deposit Agreement, by and among the Company, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all holders and beneficial owners from time to time of ADSs issued thereunder (the “Deposit Agreement”).  Previously filed as Exhibit (a) to Post-Effective Amendment to Registration Statement on Form F-6 (File No. 333-200730) and incorporated herein by reference.

(a)(2)	Form of American Depositary Receipt. Previously filed as Exhibit (a)(2) to Registration Statement on Form F-6 (File No. 333-227002) and incorporated herein by reference.
(b)	Any other agreement to which the Depositary is a party relating to the issuance of the ADSs registered hereunder or the custody of the deposited securities represented thereby. – Not applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – Not applicable.

(d)	Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities to be registered. – Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. – Filed herewith as Exhibit (e).

(f)	Powers of attorney for certain officers and directors of the Company. – Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty (30) days before any change in the fee schedule.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, United States of America on August 12, 2026.

Legal entity created by the form of Deposit Agreement for the issuance of Receipts, each representing one equity share of Infosys Limited. Deutsche Bank Trust Company Americas, as Depositary

By:	/s/ Daniel Oliver
	Name:	Daniel Oliver
	Title:	Vice President

By:	/s/ Michael Tompkins
	Name:	Michael Tompkins
	Title:	Director

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Republic of India, on August 12, 2026.
Infosys Limited

By:	/s/ Salil Parekh
	Name:	Salil Parekh
	Title:	Chief Executive Officer and Managing Director

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Salil Parekh and Jayesh Sanghrajka, jointly and severally, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Under the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on August 12, 2026, in the capacities indicated.
Signature		Title

/s/ Salil Parekh		Director, Chief Executive Officer and Managing Director (Principal Executive Officer)
Name:	Salil Parekh

/s/ Jayesh Sanghrajka		Chief Financial Officer (Principal Financial Officer)
Name:	Jayesh Sanghrajka

/s/ Nandan M. Nilekani		Non-executive, Non-Independent Director and Chairman of the Board
Name:	Nandan M. Nilekani

/s/ Nitin Paranjpe		Vice Chairman and Independent Director
Name:	Nitin Paranjpe

/s/ D. Sundaram		Lead Independent Director
Name:	D. Sundaram

/s/ Bobby Parikh		Independent Director
Name:	Bobby Parikh

/s/ Chitra Nayak		Independent Director
Name:	Chitra Nayak

/s/ Govind Iyer		Independent Director
Name:	Govind Iyer

/s/ Helene Auriol Potier		Independent Director
Name:	Helene Auriol Potier

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES
Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Infosys Limited, has signed this registration statement in New York City, New York, United States of America on August 12, 2026.

Data Management Corporation

By:	/s/ George Boychuk
	Name:	George Boychuk
	Title:	Managing Director

Index to Exhibits
Exhibit	Document
(d)	Opinion of White & Case LLP, counsel to the Depositary
(e)	Certification under Rule 466